January 8, 2026

Ezra Beyman
Chief Executive Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas,
Lakewood, NJ 08701

       Re: Reliance Global Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 30, 2025
           CIK No. 0001812727
Dear Ezra Beyman:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Morris C. Zarif, Esq.